Press Release
CAE reports third quarter fiscal 2020 results

•	Revenue of $923.5 million up 13% vs. $816.3 million in prior year

•	Segment operating income(1) of $154.9 million ($155.3 million before specific items(2)) up 37% vs. $113.0 million in prior year

•	EPS of $0.37 vs. $0.29 in prior year

•	Free cash flow(3) of $275.3 million up from $155.1 million in prior year

•	Order intake(4) of $1,106.6 million for 1.20x book-to-sales(4) and $9.4 billion backlog(4)

•	Company pledged to become carbon neutral by summer 2020

Montreal, Canada, February 7, 2020 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $923.5 million for the third quarter of fiscal 2020, compared with $816.3 million in the third quarter last year. Third quarter net income attributable to equity holders was $97.7 million ($0.37 per share) compared to $77.6 million ($0.29 per share) last year. Net income before specific items(5) in the third quarter of fiscal 2020 was $98.0 million ($0.37 per share before specific items(6)).

Third quarter segment operating income was $154.9 million (16.8% of revenue) compared with $113.0 million (13.8% of revenue) in the third quarter of last year. Segment operating income before specific items in the third quarter of fiscal 2020 was $155.3 million (16.8% of revenue). All financial information is in Canadian dollars unless otherwise indicated.

“CAE had strong growth in the third quarter, with 13 percent higher revenue and 37 percent higher operating income, and we generated over $275 million of free cash flow. Customers continued to put their trust in CAE as their training partner of choice, awarding us $1.1 billion of orders for a $9.4 billion backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “Our performance was led by Civil with 42 percent operating income growth and continued good momentum with our innovative and comprehensive training solutions. In Defence, we had 32 percent operating income growth and we secured orders in excess of revenue by 1.11 times. Todd Probert recently joined CAE as its new Group President, Defence & Security and I am very pleased to welcome a leader of his calibre to our executive team. In Healthcare, we had double-digit revenue growth and we continued to bring highly innovative solutions to market to help make healthcare safer. As we look to the remainder of the fiscal year, our positive annual growth outlook for the Company remains unchanged.”

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q3-2020	Q3-2019	Variance %
Revenue		$923.5	$816.3	13%
Segment operating income (SOI)		$154.9	$113.0	37%
Operating margins	%	16.8%	13.8
SOI before specific items		$155.3	$113.0	37%
Operating margins before specific items	%	16.8%	13.8
Net income		$99.8	$79.5	26%
Net income attributable to equity holders of the Company		$97.7	$77.6	26%
Earnings per share (EPS)		$0.37	$0.29	28%
Net income before specific items		$98.0	$77.6	26%
EPS before specific items		$0.37	$0.29	28%
Order intake		$1,106.6	$882.1	25%
Total backlog		$9,434.3	$8,964.6	5%

Civil Aviation Training Solutions (Civil)
Third quarter Civil revenue was $558.1 million, up 22% compared to the same quarter last year. Segment operating income was $123.0 million (22.0% of revenue) compared to $87.2 million (19.0% of revenue) in the third quarter last year. Third quarter segment operating income before specific items was $123.4 million (22.1% of revenue), up 42% compared to the third quarter last year. During the quarter, Civil delivered 12 full-flight simulators (FFSs)(7) to customers and third quarter Civil training centre utilization(8) was 70%.

During the quarter, Civil signed training solutions contracts valued at $706.2 million, including a long-term pilot training agreement with JetSmart Airlines, and 17 FFSs, for 37 sales in the first nine months of the year. Since the beginning of January, Civil received orders for seven FFSs, including six for the Boeing B737MAX aircraft, bringing total current year-to-date FFS sales to 44.

To address the growing global demand for new pilots, during the quarter, Civil launched new Multi-Crew Pilot License programs with easyJet and Volotea and a new cadet pilot training program with Jazz Aviation and Seneca School of Aviation called Jazz Approach. In business aviation, Civil signed several business aviation pilot training contracts with business jet operators including JetSuite, Solairus Aviation, and TAG Aviation Holdings.

The Civil book-to-sales ratio was 1.27x for the quarter and 1.44x for the last 12 months. The Civil backlog at the end of the quarter was a record $5.3 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU, FFSs deployed and FFS deliveries)		Q3-2020	Q3-2019	Variance %
Revenue		$558.1	$458.4	22%
Segment operating income		$123.0	$87.2	41%
Operating margins	%	22.0%	19.0
SOI before specific items		$123.4	$87.2	42%
Operating margins before specific items	%	22.1%	19.0
Order intake		$706.2	$586.6	20%
Total backlog		$5,263.0	$4,566.1	15%
Simulator equivalent unit (SEU)(9)		252	219	15%
FFSs deployed(7)		303	266	14%
FFS deliveries		12	16	(25%)

Defence and Security (Defence)
Third quarter Defence revenue was $332.4 million, up 1% compared to the same quarter last year and segment operating income was $31.3 million (9.4% of revenue). Before reorganizational costs incurred this quarter, Defence segment operating income for the quarter would have been $33.2 million (10.0% of revenue), up 32% compared to the third quarter last year.

During the quarter, Defence booked orders for $367.4 million, including contracts to provide the German Navy with a comprehensive training solution for the NH90 Sea Lion helicopter and to upgrade and modify the German Army's NH90 full-mission simulators. Other notable contracts include the next increment of a multi-year contract with the U.S. Air Force to provide comprehensive C-130H aircrew training services. Defence also received orders to continue providing long-term maintenance and support services for Rotorsim, a joint venture between CAE and Leonardo, and a contract for Abrams M1A2 tank maintenance trainers for the U.S. Army.

The Defence book-to-sales ratio was 1.11x for the quarter and 0.88x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $4.2 billion. The Defence pipeline remains strong with approximately $3.8 billion of bids and proposals pending customer decisions.

On January 20, 2020, CAE announced the appointment of Todd Probert as Group President, Defence & Security, effective January 27, 2020. He is based in Washington, DC and succeeds Gene Colabatistto, who retired from CAE in December 2019.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q3-2020	Q3-2019	Variance %
Revenue		$332.4	$330.2	1%
Segment operating income		$31.3	$25.2	24%
Operating margins	%	9.4%	7.6
Order intake		$367.4	$267.8	37%
Total backlog		$4,171.3	$4,398.5	(5%)

Healthcare
Third quarter Healthcare revenue was $33.0 million, up 19% compared to $27.7 million in the same quarter last year, and third quarter segment operating income was $0.6 million, stable compared to $0.6 million in the third quarter last year.

Healthcare, together with the American Society of Anesthesiologists, launched a new Anesthesia SimSTAT module, the final module in a series of interactive screen-based modules approved for Maintenance of Certification in Anesthesiology credits. As well, during the quarter, Healthcare developed custom training solutions for Edwards Lifesciences to enhance physician training, and it delivered a custom cardiovascular simulation application to Cardinal Health (Cordis). Healthcare was also awarded an EMS World Innovation Award for CAE AresAR, the Microsoft HoloLens application for our emergency care manikin that includes six augmented reality scenarios.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q3-2020	Q3-2019	Variance %
Revenue		$33.0	$27.7	19%
Segment operating income		$0.6	$0.6	—%
Operating margins	%	1.8%	2.2

Additional financial highlights
Free cash flow was $275.3 million for the quarter compared to $155.1 million in the third quarter last year. The increase in free cash flow results mainly from a lower investment in non-cash working capital and higher cash provided by operating activities. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and it expects to see a significant portion of these investments reverse in the second half.

Income taxes this quarter were $18.4 million, representing an effective tax rate of 16%, compared to 15% for the third quarter last year. The tax rate was higher due to the impacts of tax audits in Canada last year, partially offset by a change in the mix of income from various jurisdictions.

Net finance expense this quarter was $36.7 million, $17.4 million higher than the third quarter of fiscal 2019, mainly from higher interest on long-term debt due to the issuance of unsecured senior notes since the fourth quarter of fiscal 2019 and higher interest on lease liabilities because of the adoption of IFRS 16.

Growth and maintenance capital expenditures(10) totaled $51.6 million this quarter.

Net debt(11) at the end of the quarter was $2,306.6 million for a net debt-to-capital ratio(12) of 48.5%. This compares to net debt of $2,442.8 million and a net debt-to-capital ratio of 51.0% at the end of the preceding quarter. Excluding the impacts of the adoption of IFRS 16, net debt would have been $2,021.2 million this quarter for a net debt-to-capital ratio of 44.9%.

Return on capital employed (ROCE)(13) was 11.4% this quarter compared to 11.7% in the third quarter last year, before specific items. Excluding the impacts of the adoption of IFRS 16, ROCE before specific items would have been 11.6% this quarter.

CAE will pay a dividend of 11 cents per share effective March 31, 2020 to shareholders of record at the close of business on March 13, 2020.

During the three months ended December 31, 2019, CAE repurchased and cancelled a total of 386,700 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $32.69 per common share, for a total consideration of $12.6 million. On February 7, 2020, CAE received approval from its Board of Directors for the renewal of its NCIB to purchase up to 5,321,474 of its issued and outstanding common shares (approximately 2% of its outstanding shares) during the period from February 25, 2020 to no later than February 24, 2021.

Management outlook for fiscal year 2020
Management’s outlook for CAE in fiscal year 2020, as updated November 13, 2019, is unchanged. In Civil, the Company expects to continue building on its positive momentum in training, increasing market share and securing new customer partnerships with its innovative training solutions. Civil expects operating income growth closer to 30 percent based on year-to-date performance and a further increase in demand for its training solutions, including maintaining its leading share of FFS sales, and the successful integration of its recently acquired Bombardier BAT business, which is substantially complete. In Defence, the Company expects modest operating income growth for the year, reflecting the Defence group’s performance year-to-date, expected performance on programs in backlog, and the expected timing of new contract awards from a large pipeline. CAE continues to expect Healthcare to achieve double-digit growth for the year. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. The Company prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns and support its strategy to be the recognized worldwide training partner of choice. CAE continues to expect total annual capital expenditures to be approximately 10 to 15 percent higher, in fiscal 2020, primarily to keep pace with growing demand for training services from its existing customers and to secure new long-term customer contracts. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2019 MD&A.

Corporate Social Responsibility
CAE creates significant value for customers, shareholders, and its employees. CAE products and services contribute to improvements in aviation safety, ensure defence forces are mission-ready, and help make healthcare safer-a noble purpose that is a source of pride for CAE’s more than 10,000 employees worldwide. As the largest civil aviation training company in the world, and the only pure‑play aviation training company, it has an unwavering customer focus and commitment to innovation. Furthermore, CAE is committed to doing its share in the fight against climate change for the well-being of future generations. In November 2019, CAE announced its plan to become carbon neutral in summer 2020. This goal will be achieved by offsetting carbon emissions from the fuel used for all the live training flights of its academies, from energy consumption in its locations worldwide and from the business travel by air of all its employees. CAE will also work with the industry to progressively use electric aircraft for the live flight training in our academies. CAE will continue to invest to make its full-flight simulators more energy efficient, therefore allowing its customers worldwide to reduce their own footprint.

In support of CAE’s local community of Greater Montreal, the Company raised more than one million dollars in its 2019 CAE-Centraide (United Way) fundraising campaign. This record amount was collected through employee donations and a corporate donation. Since 2000, CAE and its employees have donated $12.6 million to Centraide of Greater Montreal. In addition to Centraide, CAE supports the communities in which it operates around the world through donations and sponsorships that mainly support causes in education, civil aviation, defence, security and healthcare.

To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY19 Annual Activity and Corporate Social Responsibility Report.

IFRS 16 - Leases
Effective April 1, 2019, CAE adopted IFRS 16 - Leases, which introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. The main impact of IFRS 16 to CAE is the recognition of a right-of-use asset and a lease liability for substantially all leases. This change results in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. The financial results reported in the press release for the fiscal year ended March 31, 2019 do not reflect the accounting changes required by IFRS 16 as the Company adopted the standard using the modified retrospective application as of April 1, 2019. For more detailed information, including the expected impacts of the transition to IFRS 16, refer to Note 2 of the interim consolidated financial statements for the quarter ended December 31, 2019.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended December 31, 2019 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2020
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2020 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and normally contain words like "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management's expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of February 7, 2020 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 7, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2020 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2020 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and stable interest rates in fiscal 2020; a sustained level of competition in civil, defence and healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to factors including: maintenance of CAE’s leading market share in civil simulator sales, pricing, product deliveries to customers and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on February 7, 2020, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2020 financial guidance and management outlook, are set out in CAE’s MD&A for the year ended March 31, 2019 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2019 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2020 financial outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Segment operating income (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(2) Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(3) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(4) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(5) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(6) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(7) A full-flight simulator (FFS) is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(8) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(9) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(10) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(11) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(12) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(13) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2019	2019

Assets
Cash and cash equivalents	$278.5	$446.1
Accounts receivable	497.9	496.0
Contract assets	505.2	523.5
Inventories	607.4	537.0
Prepayments	54.1	57.4
Income taxes recoverable	55.6	33.6
Derivative financial assets	25.3	19.3
Total current assets	$2,024.0	$2,112.9
Property, plant and equipment	1,991.3	2,149.3
Right-of-use assets	388.6	—
Intangible assets	2,014.4	2,027.9
Investment in equity accounted investees	431.4	312.1
Deferred tax assets	82.3	71.0
Derivative financial assets	11.4	12.8
Other assets	501.2	479.5
Total assets	$7,444.6	$7,165.5

Liabilities and equity
Accounts payable and accrued liabilities	$839.5	$883.8
Provisions	24.8	28.7
Income taxes payable	23.9	25.7
Contract liabilities	715.3	670.2
Current portion of long-term debt	123.1	264.1
Derivative financial liabilities	7.9	17.0
Total current liabilities	$1,734.5	$1,889.5
Provisions	27.9	36.3
Long-term debt	2,462.0	2,064.2
Royalty obligations	132.8	136.2
Employee benefits obligations	251.3	212.6
Deferred gains and other liabilities	241.6	267.0
Deferred tax liabilities	147.1	147.0
Derivative financial liabilities	1.5	2.7
Total liabilities	$4,998.7	$4,755.5
Equity
Share capital	$675.8	$649.6
Contributed surplus	26.7	24.8
Accumulated other comprehensive income	135.1	199.0
Retained earnings	1,524.8	1,457.9
Equity attributable to equity holders of the Company	$2,362.4	$2,331.3
Non-controlling interests	83.5	78.7
Total equity	$2,445.9	$2,410.0
Total liabilities and equity	$7,444.6	$7,165.5

Consolidated Income Statement

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue	$923.5	$816.3	$2,645.9	$2,282.1
Cost of sales	632.0	583.0	1,874.0	1,628.6
Gross profit	$291.5	$233.3	$771.9	$653.5
Research and development expenses	33.6	31.1	101.3	91.5
Selling, general and administrative expenses	118.3	101.4	329.6	292.0
Other gains – net	(3.5)	(2.5)	(15.3)	(17.1)
After tax share in profit of equity accounted investees	(11.8)	(9.7)	(34.3)	(23.1)
Operating profit	$154.9	$113.0	$390.6	$310.2
Finance expense – net	36.7	19.3	105.9	55.2
Earnings before income taxes	$118.2	$93.7	$284.7	$255.0
Income tax expense	18.4	14.2	46.9	40.3
Net income	$99.8	$79.5	$237.8	$214.7
Attributable to:
Equity holders of the Company	$97.7	$77.6	$233.0	$207.7
Non-controlling interests	2.1	1.9	4.8	7.0
Earnings per share attributable to equity holders of the Company
Basic	$0.37	$0.29	$0.88	$0.78
Diluted	$0.37	$0.29	$0.87	$0.77

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2019	2018	2019	2018

Net income	$99.8	$79.5	$237.8	$214.7
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(10.2)	$137.9	$(98.2)	$51.8
Reclassification to income of foreign currency differences	(8.0)	(2.0)	(19.9)	(17.9)
Net gain (loss) on cash flow hedges	5.9	(27.0)	15.4	(22.7)
Reclassification to income of (losses) gains on cash flow hedges	(0.1)	0.1	(3.2)	0.7
Net gain (loss) on hedges of net investment in foreign operations	22.7	(26.3)	32.6	(27.7)
Income taxes	(2.0)	3.9	7.8	8.6
	$8.3	$86.6	$(65.5)	$(7.2)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$30.9	$(14.6)	$(29.5)	$18.5
Net gain on financial assets carried at fair value through OCI	0.1	0.1	—	—
Income taxes	(8.2)	3.9	7.8	(4.9)
	$22.8	$(10.6)	$(21.7)	$13.6
Other comprehensive income (loss)	$31.1	$76.0	$(87.2)	$6.4
Total comprehensive income	$130.9	$155.5	$150.6	$221.1
Attributable to:
Equity holders of the Company	$129.0	$150.6	$147.4	$209.9
Non-controlling interests	1.9	4.9	3.2	11.2

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Nine months ended December 31, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0
Impact of adopting IFRS 16	—	—	—	—	(27.5)	(27.5)	—	(27.5)
Balances, April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$233.0	$233.0	$4.8	$237.8
Other comprehensive loss	—	—	—	(63.9)	(21.7)	(85.6)	(1.6)	(87.2)
Total comprehensive (loss) income	—	$—	$—	$(63.9)	$211.3	$147.4	$3.2	$150.6
Stock options exercised	1,317,280	25.7	(3.2)	—	—	22.5	—	22.5
Optional cash purchase of shares	1,323	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(978,431)	(2.4)	—	—	(30.4)	(32.8)	—	(32.8)
Share-based compensation expense	—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests	—	—	—	—	(1.4)	(1.4)	1.6	0.2
Stock dividends	85,887	2.9	—	—	(2.9)	—	—	—
Cash dividends	—	—	—	—	(82.2)	(82.2)	—	(82.2)
Balances, end of period	265,873,662	$675.8	$26.7	$135.1	$1,524.8	$2,362.4	$83.5	$2,445.9
	Attributable to equity holders of the Company
Nine months ended December 31, 2018	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$207.7	$207.7	$7.0	$214.7
Other comprehensive (loss) income	—	—	—	(11.4)	13.6	2.2	4.2	6.4
Total comprehensive (loss) income	—	$—	$—	$(11.4)	$221.3	$209.9	$11.2	$221.1
Stock options exercised	771,825	13.3	(1.8)	—	—	11.5	—	11.5
Optional cash purchase of shares	1,873	0.1	—	—	—	0.1	—	0.1
Common shares repurchased and cancelled	(3,610,100)	(8.7)	—	—	(84.1)	(92.8)	—	(92.8)
Share-based compensation expense	—	—	5.7	—	—	5.7	—	5.7
Stock dividends	113,600	3.0	—	—	(3.0)	—	—	—
Cash dividends	—	—	—	—	(74.3)	(74.3)	—	(74.3)
Balances, end of period	265,015,728	$640.9	$25.2	$248.9	$1,374.2	$2,289.2	$79.6	$2,368.8

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	2019	2018

Operating activities
Net income	$237.8	$214.7
Adjustments for:
Depreciation and amortization	226.9	153.7
After tax share in profit of equity accounted investees	(34.3)	(23.1)
Deferred income taxes	6.9	24.9
Investment tax credits	6.3	(8.0)
Share-based compensation	13.3	3.4
Defined benefit pension plans	12.5	12.4
Other non-current liabilities	(32.0)	(22.1)
Derivative financial assets and liabilities – net	(7.4)	4.4
Other	2.1	3.5
Changes in non-cash working capital	(133.3)	0.3
Net cash provided by operating activities	$298.8	$364.1
Investing activities
Business combinations, net of cash acquired	$(10.1)	$(33.5)
Acquisition of investment in equity accounted investees	(113.5)	—
Addition of assets through the monetization of royalties	—	(202.7)
Additions to property, plant and equipment	(199.4)	(155.6)
Proceeds from disposal of property, plant and equipment	0.4	2.5
Additions to intangible assets	(69.7)	(62.1)
Net payments to equity accounted investees	(10.3)	(27.0)
Dividends received from equity accounted investees	22.6	7.1
Other	0.8	2.9
Net cash used in investing activities	$(379.2)	$(468.4)
Financing activities
Net proceeds from borrowing under revolving unsecured credit facilities	$135.3	$—
Proceeds from long-term debt	161.4	84.3
Repayment of long-term debt	(229.6)	(66.6)
Repayment of lease liabilities	(64.5)	(8.3)
Dividends paid	(82.2)	(74.3)
Issuance of common shares	22.5	11.6
Repurchase of common shares	(32.8)	(92.8)
Changes in restricted cash	15.7	—
Other	(1.3)	—
Net cash used in financing activities	$(75.5)	$(146.1)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(11.7)	$0.6
Net decrease in cash and cash equivalents	$(167.6)	$(249.8)
Cash and cash equivalents, beginning of period	446.1	611.5
Cash and cash equivalents, end of period	$278.5	$361.7
Supplemental information:
Interest paid	$75.5	$38.0
Interest received	7.8	10.5
Income taxes paid	25.5	23.4